UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)*
Under the Securities Exchange Act of 1934


Winvest Group Ltd
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
97654W104
(CUSIP Number)
July 18, 2024
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
.. Rule 13d-l(b)
.. Rule 13d-l(c)
.. Rule 13d-l(d)

*
 The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.












 Page 1 of 5 pages





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CUSIP No. 97654W104









..1.

  Names of Reporting Persons.

 Infinity Fund Australia Pty Ltd

..2.

  Check the Appropriate Box if a Member of a Group
(See Instructions)



..3.

  SEC Use Only


..4.

  Citizenship or Place of Organization

 Australia










Number of
Shares .Beneficially.
Owned by
Each
Reporting
Person
With:

 5.

  Sole Voting Power

 9,662,930 (See Item 4(a) below)


 6.

  Shared Voting Power

 0


 7.

  Sole Dispositive Power

 9,662,930


 8.

  Shared Dispositive Power

 0










..9.

  Aggregate Amount Beneficially Owned by Each
Reporting Person

 9,662,930

10.

  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)


11.

  Percent of Class Represented by Amount in Row (9)

 3.39%

12.

  Type of Reporting Person (See Instructions)

 CO



Page 2 of 5 pages

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Item.1.





 (a)
 Name of Issuer:


Winvest Group Ltd


 (b)
 Address of Issuers Principal Executive Offices:



50 West Liberty Street, Suite 880, Reno NV

Item.2.





 (a)
 Name of Person Filing:


Ting Yin


 (b)
 Address of Principal Business Office or, if none, Residence


Unit 2205, 18 Yarra St, South Yarra, VIC, 3141,
Australia


 (c)
 Citizenship:


Australia


 (d)
 Title of Class of Securities:


Common Stock, $0.001 par value per share


 (e)
 CUSIP Number:


97654W104

Item.3.
 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:









(a)

 .

 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)

 .

 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)

 .

 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)

 .

 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)

 .

 An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E);





(f)

 .

 An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)

 .

 A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)

 .

 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);





(i)

 .

 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)

 .

 Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item.4.
 Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
 Amount beneficially owned: 9,662,930 shares dated July 19, 2024.
An aggregate amount of 10,000,000 shares were acquired by the reporting person in a registered offering of common stock by the issuer effected on July 21st, 2023, for an aggregate price of $15,000,000 via stock exchange agreement.



(b)
 Percent of class: 3.39%
On June 12th, 2024, issuer disclosed cancellation of 550,000,000 shares via its 8K/A filing, the cancellation was effected on June 6th, 2024. On June 24th, 2024, reporting person were made aware of the changes in percentage of ownership via its regular compliance checks and spotted issuers 8K/A.
The 11.54% ownership was based on the 85,159,075 issued outstanding shares as of 27th of June, 2024.
On July 18th, 2024, issuers OS increased to 285,159,075, changing reporting persons percent of class to 3.39%.



Page 3 of 5 pages

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(c)
 Number of shares as to which the person has:







(i) Sole power to vote or to direct the vote:

 9,662,930




(ii) Shared power to vote or to direct the vote:

 0




(iii) Sole power to dispose or to direct the disposition of:

 9,662,930




(iv) Shared power to dispose or to direct the disposition of:

 0



Item.5.
 Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item.6.
 Ownership of More than Five Percent on Behalf of Another Person.


Not applicable.

Item.7.
 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
Control Person.


Not applicable.

Item.8.
 Identification and Classification of Members of the Group.


Not applicable.

Item.9.
 Notice of Dissolution of Group.


Not applicable.

Item.10.
 Certifications.


Not applicable.

Page 4 of 5 pages

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July  19, 2024

Date

Infinity Fund Australia Pty Ltd



/s/ Ting Yin
Ting Yin
Director



Page 5 of 5 pages